RESIGNATION LETTER

April 21, 2023

To the Shareholders and Board of Directors of

Ultimate Holdings Group, Inc., a Nevada Company

Ladies and Gentlemen:

This letter serves as notice that as of the date hereof, I hereby resign from my positions as Chief Executive Officer, Chief Financial Officer, President, Director, Secretary, and Treasurer of Ultimate Holdings Group, Inc. My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Paul Moody

Paul Moody